06037343

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

SEC MAIL RECEIVED PROCESSING 2006 WASH. D.C. 213 SECTION

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005.

or

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ______________.

Commission file number 000-51217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEARS PUERTO RICO SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

PROCESSED
JUN 3 0 2006
THOMSON
FINANCIAL

Sears Puerto Rico Savings Plan

Financial Statements as of and for the Year Ended December 31, 2005, Supplemental Schedule as of December 31, 2005 and Report of Independent Registered Public Accounting Firm

SEARS PUERTO RICO SAVINGS PLAN

TABLE OF CONTENTS

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
Sears Puerto Rico Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Sears Puerto Rico Savings Plan (the "Plan") as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information in the statement of net assets available for benefits and statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule and supplementary information are the responsibility of the Plan's management. Such supplemental schedule and supplementary information have been subjected to the auditing procedures applied in our audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 27, 2006

SEARS PUERTO RICO SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005
(Thousands of dollars)

		Supplementary Information	
ASSETS	**Total**	**Participant-Directed Funds**	**Sears Holdings Stock Fund**
INVESTMENTS IN MASTER TRUST (Note 3):			
Investment securities and other	$ 12,807	$ 8,694	$ 4,113
Participant-directed brokerage account	9	9	
Participant notes receivable	181	181	
Total plan interest in master trust	12,997	8,884	4,113
RECEIVABLES:			
Employer contribution	339	209	130
Total receivables	339	209	130
NET ASSETS AVAILABLE FOR BENEFITS	$ 13,336	$ 9,093	$ 4,243

See notes to financial statements.

SEARS PUERTO RICO SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Thousands of dollars)

		Supplementary Information	
ADDITIONS	**Total**	**Participant-Directed Funds**	**Sears Holdings Stock Fund**
INVESTMENT INCOME IN MASTER TRUST (Note 3):			
Investment income	$ 1,203	$ 430	$ 773
Net appreciation in fair value of participant-directed brokerage account	1	1	
Interest on participant notes receivable	7	7	
Total plan interest in master trust investment income	1,211	438	773
CONTRIBUTIONS:			
Employee	2,834	1,772	1,062
Employer - cash	1,378	864	514
Total contributions	4,212	2,636	1,576
Total additions	5,423	3,074	2,349
DEDUCTIONS			
WITHDRAWALS	6,802	2,748	4,054
PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE	33	23	10
Total deductions	6,835	2,771	4,064
NET INCREASE (DECREASE)	(1,412)	303	(1,715)
FUND TRANSFERS		3,886	(3,886)
NET ASSETS TRANSFERRED FROM SEARS 401(k) SAVINGS PLAN AT FAIR VALUE (Note 1)	14,748	4,904	9,844
NET ASSETS AVAILABLE FOR BENEFITS:			
January 1			
December 31	$ 13,336	$ 9,093	$ 4,243

See notes to financial statements.

1. DESCRIPTION OF PLAN

History and Purpose - Sears, Roebuck and Co. (the "Company") established the Sears Puerto Rico Savings Plan (the "Plan") by the execution and adoption of a plan document (the "Plan Document"), dated January 1, 2005. The Plan was established as a substitute for the Sears 401(k) Savings Plan for the benefit of employees of Sears, Roebuck de Puerto Rico, Inc. who reside in the Commonwealth of Puerto Rico. The Plan Document has been amended from time to time. The following description of the Plan provides only general information. Participants should refer to the Plan Document for complete information.

Plan assets attributable to those employees of Sears, Roebuck de Puerto Rico, Inc. who were participants in the Sears 401(k) Savings Plan as of December 31, 2004, were transferred to the Plan in February 2005, when it was legally permissible and administratively possible to do so. Transferred assets included current year earnings, losses, and distributions up to the date of the transfer. Plan investments are commingled with those of the Sears 401(k) Savings Plan and held for safekeeping and investment by The Sears 401(k) Savings Plan Master Trust (the "Master Trust").

In March 2005, the Company merged with Kmart Holdings Corporation (the "Merger") and became a wholly-owned subsidiary of Sears Holdings Corporation ("Holdings").

Administration - The administration of the Plan's operations is the sole responsibility of the Plan Administrator. The Company has designated itself as the Plan Administrator for all purposes of the Employee Retirement Income Security Act of 1974 ("ERISA").

State Street Bank and Trust Company (the "Master Trustee") holds the assets of the Plan in the Master Trust under the terms of a trust agreement. Banco Popular de Puerto Rico has been appointed and serves as trustee of the Plan. CitiStreet, a joint venture of State Street Corporation and Citigroup, serves as the Plan recordkeeper.

The Investment Committee, consisting of employees of the Company, manages and controls the investment of the assets of the Plan. Through May 2005, Morgan Guaranty Trust had been appointed by the Investment Committee as the named fiduciary with authority relating to the acquisition, retention, and disposition of Plan assets and the appointment, retention, and termination of investment managers. Effective June 2005, the Company and the Investment Committee succeeded Morgan Guaranty Trust as named fiduciary and Watson Wyatt Investment Consulting was appointed to serve as investment advisor.

Certain expenses incurred in connection with the operation of the Plan are paid from Plan assets. Brokers' commissions and related expenses on transactions in portfolio securities are also paid from Plan assets. Compensation to members of the Investment Committee is paid by the Company.

Eligibility - A full-time or part-time employee of the Company or designated affiliate of the Company working in Puerto Rico is eligible for participation on the first day of the third month following the date of hire.

Participants' Contributions and Investment Options - An eligible employee becomes a participant by making contributions to the Plan. Participants may contribute up to 20 percent of eligible annual compensation through a combination of pre-tax and after-tax contributions.

Participants may direct that pre-tax and after-tax contributions be invested in any combination of the following investment funds: the Sears Holdings Stock Fund, which invests principally in Sears Holdings Corporation stock; the Interest Income Fund; the Domestic Bond Fund; the S&P 500 Equity Index Fund; the Small Cap Equity Fund; the Large Cap Growth Equity Fund; the Large Cap Value Equity Fund; the International Equity Fund; any of three Diversified Index Funds - Aggressive, Moderate, and Conservative; and the Self-Managed Brokerage Fund, through which a participant may invest in any number of mutual funds, common stock and other investments. Participants are fully vested in their contributions and earnings thereon.

As a result of the Merger, the Sears Holdings Stock Fund replaced its predecessor, the Sears Stock Fund. On the date the Merger closed, Plan shares of stock in the Sears Stock Fund were exchanged for shares of Holdings, cash, or a combination thereof. Allocations were directed by the participant and subject to certain caps on the relative amounts of cash and stock consideration that could be issued in connection with the merger. To the extent that participants elected and received cash for their Sears shares, it automatically transferred into the Interest Income Fund. Other cash received was reinvested in Holdings shares and deposited in the Sears Holdings Stock Fund.

Employer Contributions - The Company contribution is fixed at either 1) 150 percent of the first one percent and 100 percent of the next four percent of compensation deferred by employees who are not eligible for the Sears Pension Plan or who elected to stop earning Sears Pension Plan benefits as of December 31, 2004, or 2) 70 percent of the first five percent of compensation deferred by employees who elected to continue to earn benefits under the Sears Pension Plan after 2004.

The Company contribution is payable quarterly in cash or stock. If in cash, it is invested based on participants' pre-tax contribution elections. If in stock, it is invested in Sears Holdings Stock Fund. Contributions are available for diversification on receipt.

To be eligible for the Company contribution, a participant must have one year of service and be credited with 1,000 hours of service by that date. Effective January 2005, participants hired prior to January 1, 2004 become vested in the Company contribution upon receipt. Participants hired on or after January 1, 2004 become vested upon completion of three years of service with 1,000 hours of service per year.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and earnings and losses thereon and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan Document.

Participant Loans - Active participants may borrow from their Plan account. Participants may borrow up to the lesser of $50,000 or 50% of the vested account balance. Loans are repaid through payroll deductions over any number of months up to five years. The interest rate is the prime rate plus one percent as published on the last day of the month prior to the date the loan is issued.

Withdrawals - Upon termination of employment, a participant is entitled to a complete withdrawal of his or her account balance as of the latest posted valuation preceding the date on which payment is made. Partial withdrawals are permitted under the Plan Document and do not terminate participation but are subject to restrictions on participant balances. In addition, the account of a participant who terminates or dies prior to December 31 is entitled to receive the actual Company contribution after the year-end of the year in which termination of employment or death occurs if certain age and service requirements are met.

Forfeited Accounts - At December 31, 2005, forfeited nonvested accounts totaled $3,557. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2005, employer contributions were reduced by $3,581 from forfeited nonvested accounts.

Termination of Participation - Participation in the Plan ceases after termination of employment, except those participants terminating with account balances in excess of $1,000 who request deferral of distribution remain participants.

Termination of the Plan - The Company's Board of Directors may, at any time, terminate the Plan or discontinue the Company's contribution to the Plan subject to the provisions of ERISA. After the announcement of such termination or discontinuance, no new participants may join the Plan and the assets of the Plan shall be distributed to Plan participants on the basis of their respective interests in the Plan in accordance with Plan provisions.

ERISA - The Plan is subject to certain provisions of Titles I and II of ERISA relating to reporting and disclosure, participation and vesting, and fiduciary responsibility. The Plan is not subject to the minimum funding standards of Titles I and II and the provisions of Title IV of ERISA, which provide for insurance of benefits payable on Plan termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Master Trust Investment Valuation and Income Recognition - The Plan's investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. Quoted market prices are used to determine the fair value of the Master Trust's investments. Shares of registered investment companies (mutual funds) and common collective trusts are valued at the net asset value of shares held by the Master Trust at year-end. Investments in the Interest Income Fund are valued at contract value (investments made, plus interest accrued at the contract rate, less withdrawals and fees), which approximates fair value. Participant notes receivable are valued at cost.

The Interest Income Fund of the Master Trust is invested in three stable value funds that are common collective investment trust funds ("trusts"). The trusts may invest in guaranteed investment contracts, synthetic guaranteed investment contracts, bank investment contracts, other investment contracts, repurchase agreements, other common collective trusts, short-term investment funds, or other cash equivalents. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yield of the Interest Income Fund for the year ended December 31, 2005 was 4.49%. The crediting interest rate at December 31, 2005 was 4.51%. The crediting interest rate is based on the performance of the underlying portfolio of investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded as earned.

Interfund Transactions - All interfund transactions are made at fair value and are eliminated in combination.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. At December 31, 2005, there were no withdrawals from the Plan by participants that had not yet been paid.

3. INTEREST IN MASTER TRUST

Certain of the Plan's investment assets are held in a trust account at the Master Trustee and consist of an undivided interest in an investment account of The Sears 401(k) Savings Plan Master Trust, a master trust established by the Company on January 1, 2005, and administered by the Master Trustee. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Sears 401(k) Savings Plan for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Master Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated daily by the Master Trustee to each participating plan based on the relationship of the interest in each plan to the total of the interests of both participating plans.

Net assets of the Master Trust as of December 31, 2005 are summarized as follows:

	December 31, 2005 (Thousands of dollars)
Assets:	
Investments at fair value:	
Sears Holdings Corp. common shares	$ 373,166
Registered investment companies	349,733
Common/collective trusts	2,231,367
Collective short-term investment fund	1,317
Participant-directed brokerage account	43,063
Particpant notes receivable	41,881
	3,040,527
Receivables:	
Dividend and interest	6,741
Total Assets	3,047,268
Liabilities	
Due to brokers and others	6,257
Net assets in Master Trust	$ 3,041,011
Plan's interest in Master Trust net assets	$ 12,997
Plan's percentage interest in Master Trust net assets	0.4%

The Plan's interest in master trust net assets of $12,997,000 exceeds five percent of the Plan's net assets available for benefits as of December 31, 2005.

The net investment earnings (loss) of the Master Trust for the year ended December 31, 2005 is summarized below:

		2005 (Thousands of dollars)
Dividend, interest, and other income	$	50,440
Net appreciation (depreciation) in fair value of investments:		
Sears Holdings Corporation common shares		81,378
Sears, Roebuck and Co. common shares		(64,353)
Registered investment companies		9,093
Common/collective trusts		78,129
Participant-directed brokerage accounts		333
Other		(7)
Net appreciation in fair value of investments		104,573
Investment income of Master Trust	$	155,013
Plan's interest in Master Trust investment income	$	1,211

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Master Trust investments are shares of registered investment companies and common/collective trusts managed by State Street Bank and Trust Company ("State Street"). State Street is the Master Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plans in the Master Trust to State Street for investment management services were $0.8 million for the year ended December 31, 2005.

At December 31, 2005, the Master Trust held 3,230,039 shares of common stock of Sears Holdings Corporation, parent of the sponsoring employer, with a cost basis of $318.4 million. During the year ended December 31, 2005, the Master Trust recorded dividend income of $3.2 million on shares of Sears, Roebuck and Co. No dividends were paid on shares of Sears Holdings Corporation.

5. INCOME TAXES

The Plan was established for employees of Sears, Roebuck de Puerto Rico, Inc. who reside in the Commonwealth of Puerto Rico.

The Plan Administrator has begun the process of requesting a determination letter from the Department of Treasury of the Commonwealth of Puerto Rico. The Plan Administrator and the Plan's Benefits Counsel believe that the Plan is designed and intended to qualify under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, and consequently is exempt from local taxes. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

APPENDIX A

Schedule of Assets (Held at End of Year)

SEARS PUERTO RICO SAVINGS PLAN

APPENDIX A

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
DECEMBER 31, 2005

		Cost		Current Value	
	Shares	Per Share	Total	Per Share	Total
*PARTICIPANT LOANS	6.25 - 8.00%	Due 2006 - 2011	$ 181,254		$ 181,254

This schedule does not include all of the Plan's investments in the Sears 401(k) Savings Plan Master Trust

* Sponsored by a party-in-interest.

Exhibits.

An Exhibit Index has been filed as part of this Report on Page E-1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SEARS PUERTO RICO SAVINGS PLAN

By: Sears, Roebuck de Puerto Rico, Inc., Plan Administrator

By: Karl J. Koenig
Karl J. Koenig
Plan Administrator

Date: June 28, 2006

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Deloitte & Touche LLP.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-125292 of Sears Holdings Corporation on Form S-8 of our report dated June 27, 2006, appearing in this Annual Report on Form 11-K of Sears Puerto Rico Savings Plan for the year ended December 31, 2005.

Deloitte & Touche LLP

Chicago, Illinois
June 27, 2006